Mail Stop 4561

July 3, 2007

By U.S. Mail and facsimile to (212) 793-0408.

Gary Crittenden
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10043

      Re: Citigroup, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed February 23, 2007
              File No. 001-09924

Dear Mr. Crittenden:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to this comment in future filings and provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis

Events in 2005

Bank and Credit Card Customer Rewards Costs, page 11

1.   If material, please revise the footnotes to your financial statements in your future filings to disclose your policies for these programs. Specifically address how

such amounts are reported on the face of your financial statements for each of your on-balance sheet portfolio and your off-balance sheet portfolio. If you determined such amounts are not material for disclosure, tell us the amounts and provide us with your policies and presentation in your response.

Selected Revenue and Expense Items

U.S. Consumer Lending, page 26

2.   Please tell us and disclose in future filings the degree of your exposure to sub prime mortgages in each your mortgage loans held for investment and through securitizations. Specifically address the credit quality trends within this product type and the impact of these trends on your loan loss provision.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Polices

Loans Held For Sale, page 111

3.   In future filings beginning in your next Form 10-Q, please revise your disclosures to include the following information:

- You disclose that you classify a loan as held for sale when it is identified for sale. Your correspondence filed with the Commission on June 6, 2006 indicates that you determine the classification of loans upon origination or purchase. Please revise your disclosures to clarify what your policies are for determining the classification of loans and credit card receivables on your balance sheet upon origination or purchase.

- Please expand your disclosures to include the key assumptions management uses in determining the classification of loans and credit card receivables upon origination or purchase and specifically disclose what you consider to be the foreseeable future under paragraph 8(a) of SOP 01-6 for each category of loans and receivables.

- Disclose the impact of these policies on the operating and investing section of your statement of cash flows.

Note 4. Business Segments

4.   In your Five Year Summary of Selected Financial Data, you present measures of Return on Risk Capital and Return on Invested Capital. In your correspondence filed with the commission on June 6, 2006, you represented that these measures are used, in part, to assess long-term growth of your segment businesses. Further,

you stated in that correspondence that you would add disclosures regarding these measures to your segment footnotes. We were unable to locate the proposed disclosures referred to in your response. Please tell us where such disclosures were made in your footnotes or revise your future filings beginning with your next Form 10-Q to add those disclosures.

Note 23. Derivative Activities, page 148

5.   We note from your disclosures that you utilize regression analysis for multiple types of fair value and cash flow hedges.

- For each type of asset and liability and each specific risk being hedged, please tell us the regression outputs you consider when assessing whether these hedges are expected to be highly effective during the period that the hedge is designated.

- Tell us the extent to which you exclude any outputs from your consideration of effectiveness.

- If you do exclude certain outputs, tell us your basis for doing so. Specifically reference the appropriate sections of SFAS 133, including any applicable DIG Issues that support this approach.

6.   Based on your disclosures in Note 23, you employ several different approaches in assessing effectiveness for your hedges, including regression analysis, the hypothetical derivative method, the dollar offset ratio method, the short-cut method, and the matching critical terms method. To the extent that you used other methodologies to assess hedge effectiveness, made qualitative assumptions of effectiveness without performing quantitative tests, used multiple types of tests on same hedge relationship to determine a test is effective even though one or more tests may have failed, or other statistical methods, please address the following:

- For each type of long-haul hedging relationship (fair value, cash flow, net investment hedge, etc.) entered into during the periods presented, please describe for us the quantitative and qualitative measures you use to assess effectiveness both at inception and on an ongoing basis.

- Specifically reference the appropriate sections of SFAS 133, including any applicable DIG Issues, which support the use of each test.

7.   To help us gain a better understanding of your hedge accounting process, please provide us with the following additional information:

- Describe the process by which derivative instruments are obtained by the various segments for hedge accounting purposes; for example, tell us which group or groups (i.e. Treasury, Trading Desk etc.) are responsible for obtaining these derivative instruments and describe the process by which they are obtained;

- Tell us if the responsible groups obtain the derivative instruments from internal or external sources or both;

- Tell us whether you have designated an internal derivative as the hedging instrument in any hedging relationship, and if so, describe the nature of the hedging relationship, methodology used to assess effectiveness, and the applicable guidance relied upon to support the approach; and

- Tell us how the various segments determine that the conditions for hedge accounting are achieved.

8.   In your correspondence filed on September 6, 2006, you indicated that you utilize the short-cut method of assessing hedge effectiveness for certain of your cash flow hedges. You disclosure on page 149 does not address the use of short-cut for any of your cash flow hedges, but does refer to your efforts made to match all critical terms of the hedged item and the hedging derivative at inception and on an ongoing basis to eliminate hedge ineffectiveness related to certain of your cash flow hedges.

- In future filings, please revise to clarify in your disclosures if you are using the short cut method for the cash flow hedging relationships for which all critical terms match. If not, please clarify what methods you are using to assess hedge effectiveness on a prospective and retrospective basis.

- If you are using the guidance of paragraph 65 for these cash flow hedges, please tell us what terms you considered critical when applying the matched terms method.

- Tell us whether there are any terms that you exclude from consideration in your application of the matched terms method. If so, tell us what terms you excluded and why.

9. Please tell us the following related to your hedges of foreign exchange risk for which you utilize the critical terms matched method of assessing hedge effectiveness:

    - Tell us how you apply the matching terms approach in evaluating the effectiveness of these hedges.

    - Tell us how you determined that it was appropriate to apply the matching terms method to these fair value hedges. Clearly explain how you determined that these hedges met the requirements of paragraph 65 of SFAS 133.

    - Tell us whether there are any terms that you exclude from consideration in your application of the matching terms method. If so, tell us what terms were excluded and why.

    - Please tell us each critical term of both the hedging instrument and the hedged item, including the timing of settlement payments, and,

    - If the settlement dates of the hedged item and the hedging instrument differ, please tell us the following:

        o Whether you have performed an analysis of your existing critical-terms-match hedging relationships;

        o Whether you have confirmed the reasonableness of your original assessments that the hedging relationship is highly effective, and that any ineffectiveness is de minimis; and,

        o Whether you have made a quantitative assessment to determine that ineffectiveness has been de minimis.

10. For your net investment hedges, please tell us in detail the specific methods used to assess hedge effectiveness. Specifically reference the appropriate sections of SFAS 133, including any applicable DIG Issues, which support the use of each test.

11. You disclose that you use the dollar-offset ratio analysis for certain of your fair value and cash flow hedges of benchmark interest rate risk and certain of your hedges of the overall changes in cash flows to determine whether these hedges are highly effective at inception and on an ongoing basis. For the hedging relationships for which you assess effectiveness using this method, please tell us whether there have been any instances in which you failed the dollar off-set method (i.e., outside the range of 80% - 125%) and yet still concluded that the relationship was highly effective and continued to apply hedge accounting. If so,

tell us what additional procedures you performed and how you concluded it was appropriate to continue to apply hedge accounting.

Form 10-Q for the period ended March 31, 2007

Consolidated Financial Statements

Note 7. Restructuring, page 92

12.   We note that you have recorded the entire amount of your restructuring charge within the Corporate/Other segment. If the restructuring charge can not be allocated to any individual segment, please disclose the reasons why it is impracticable to do so. Otherwise, please provide the disclosures required by paragraph 20(d) of SFAS 146.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please provide us with your proposed disclosures. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief